Exhibit 99.1

ELAN PROVIDES AN UPDATE ON ELND005 (SCYLLO-INOSITOL)

DUBLIN, Nov 29, 2011 – Elan Corporation, plc (NYSE: ELN) today provides an update on ELND005 (Scyllo-inositol).

Elan has entered into a manufacturing agreement for the supply of the active pharmaceutical ingredient for ELND005 with Lonza Group AG. This agreement is fundamental to ensuring that a high quality supply of ELND005 will be available to support the advancement of the program.

During the 4th Conference Clinical Trials on Alzheimer’s Disease (CTAD), held in November 2011, ELND005 was featured during four oral presentations and on two posters where new analyses were presented from the Phase II Alzheimer’s disease study (AD201, Salloway et al. Neurology 2011) by globally recognized Alzheimer’s disease experts.  The presentations focused on treatment effects at earlier stages of the disease, using validated “composite” cognitive endpoints. These results support the general direction of the field for earlier intervention.

In addition, data on ELND005’s role in reducing the emergence of neuropsychiatric symptoms in Alzheimer’s patients was highlighted. ELND005 may have applications in additional psychiatric indications such as bipolar. Elan’s goal is to initiate a proof of concept, Phase II study in bipolar disorder post completion of discussions with therapeutic experts and regulators.

For earlier stages of Alzheimer’s disease, experts and regulators continue to evolve their understanding of the disease from a biological, clinical and biomarker perspective. Elan will continue to seek advice as it advances the ELND005 program in Alzheimer’s disease.

Further updates will be provided as appropriate.

-Ends-

Notes to Editors:

ELND005:

In December 2010, Elan modified its Collaboration Agreement with Transition Therapeutics Inc. (Transition).   As a consequence of Transition's decision to exercise its opt-out right, Transition is not funding any continuing development or commercialization of ELND005 and has also relinquished its 30% ownership of ELND005 to Elan.  Elan has until December 2012 to advance the asset in clinical trials or Elan must terminate the collaboration agreement, unless Elan plays Transition $11 million by January 31, 2013.

Under the modified agreement, Elan paid Transition $9.0 million in January 2011. Transition is still eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial but will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005, under the terms of the original agreement.

Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan's current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, Elan fails to receive regulatory approval to undertake additional clinical trials, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in  later clinical trials, the patent with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan encounters other delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc:

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